September 8, 2020

Via EDGAR

Kimberly Browning

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Re:	Guinness Atkinson Funds, File Nos. 33-75340; 811-08360 (the “Registrant”)

Dear Ms. Browning:

On behalf of the Registrant with respect to Guinness Atkinson Marketing Technology ETF, we are responding to comments from the Staff of the Securities and Exchange Commission (the “Commission”) provided by the Staff on November 27, 2019, relating to Post-Effective Amendment No. 93 (“PEA 93”) to the Registrant’s Registration Statement on Form N-1A, filed on October 16, 2019 for the SmartETFs Marketing Technology ETF (the “Fund”).

The Staff’s comments are set forth below, followed by our response. We have attempted to accurately restate the Staff’s comments, which were provided by telephone. Capitalized terms used but not defined in this letter have the meanings assigned to them in the post-effective amendment.

When a comment applies to more than one section of the post-effective amendment, unless otherwise discussed, we have attempted to make changes consistently as appropriate. The Registrant acknowledges that the accuracy and adequacy of the disclosure in the Fund’s registration statement is the Fund’s responsibility.

In the interim since PEA 93 was submitted, you have given us comments on other similar filings for exchange traded funds. We have incorporated your comments to those filings to the extent they are applicable into our revisions and responses to your comments on this filing.

The Registrant notes that the Fund’s name has been changed to “SmartETFs Advertising & Marketing Technology ETF.” The Registrant also confirms to the Staff the following points:

•	The Fund does not engage in short sales as an investment strategy.

•	The Fund does not believe that investments in ADRs or GDRs constitutes a principal risk.

ALEXANDRA ALBERSTADT ● PARTNER

11300 Tomahawk Creek Pkwy ● Ste. 310 ● Leawood, KS 66211 ● p: 332.333.1979

Practus, LLP ● Alexandra.Alberstadt@Practus.com ● Practus.com

Ms. Kimberly Browning

US Securities & Exchange Commission

September 8, 2020

•	The Fund does not use a formula or strategy that requires any portion of the portfolio to be invested in non-U.S. companies.

Prospectus Comments:

Comment No. 1: The Staff requests that the Registrant clarify the fund name and more completely and accurately describe the types of companies in which the fund will invest. This comment carries through to Item 4 and Item 9 disclosures. Please define “marketing technology” more succinctly.

Response: The Registrant has changed the Fund’s name and revised the disclosure to describe the types of companies in which the Fund will invest.

The Fund is designed for investors who seek exposure to companies in the advertising and marketing technology space. The companies in which the Fund may invest could also play significant roles in other businesses. The Fund is a thematic fund, and the strategy is designed to capture potential investment returns from companies that are engaged in advertising and marketing technology activities, and some of the Fund’s underlying portfolio companies may have other more prominent lines of business activity.

The Registrant has endeavored to explain the nexus between companies that could be portfolio companies and both advertising and marketing technology by identifying the business lines that the ETF’s portfolio investments will pursue.

The Registrant believes that the disclosure as revised accurately describes the types of companies in which the ETF will invest. The Registrant notes that as a fully transparent actively managed ETF, the ETF’s portfolio will be accessible on its website.

Comment No. 2: Conform fee table headings and introductory language to revised N-1A.

Response: The Registrant has updated the disclosure.

Comment No. 3: In the ETF’s technology risk factor, the ETF references “support systems”. Currently this is too broad and the ETF should tailor this disclosure and explain what “support systems” includes.

Response: The Registrant has revised the disclosure. Technology “support systems” means software, grids and networks that support the delivery of content or services using technology.

Comment No. 4: Reorganize and update the foreign securities risk disclosures, to (i) to separate foreign securities markets from foreign securities issuances; (ii) re-orient currency risk disclosures to the end of this section; (iii) collect and re-organize Asia risk disclosures and use sub-bullets; (iv) separate emerging markets references to its own paragraph; and (iv) include country specific disclosure in the summary prospectus only for principal risks and include other country specific risk disclosures in Item 9 or the SAI.

Ms. Kimberly Browning

US Securities & Exchange Commission

September 8, 2020

Response: The Registrant has revised the disclosure to separate the risks of investing in foreign securities from the risks of foreign securities markets; relocating currency risk disclosures to the end; reorganizing Asia risk disclosures and using sub-bullets; separating emerging markets disclosures and removing extraneous country names for countries where investments are not principal in light of total exposure of the fund to those countries.

The Registrant notes that the Fund does not use a strategy that mandates specific country exposures and the Fund will revise the prospectus disclosures to name specific foreign countries if the Fund begins to invest principally in companies in particular foreign countries. Otherwise, after review and as enhanced in response to the Staff’s prior comments, the Registrant believes that the disclosures about the Fund’s principal investment strategies adequately describe how the Fund intends to achieve its investment objective, and that the disclosures about the Fund’s principal investment risks adequately describes the risks to which the Fund’s portfolio, as a whole, is subject.

The Registrant has also reviewed the correlation between disclosures pursuant to Items 4 and 9 of Form N-1A generally and believes that the current disclosure is sufficient to identify strategies and risks, consistent with the general instruction that repeated duplicative disclosures are disfavored.

Comment No. 5: Relocate portfolio turnover risk disclosure if this is not a principal risk.

Response: The Registrant has relocated portfolio turnover risk disclosure to the end of the risk disclosures under “Additional Risks of Investing in our Funds.”

Comment No. 6: Reconsider whether any risk disclosures currently contained in the Summary Prospectus should be relocated to Item 9 and confirm that Item 4 summary includes all principal risks.

Response: The Registrant has revised the disclosure.

Comment No. 7: Specify what “equity securities” the fund will invest in – common, preferred, convertible.

Response: The Registrant has revised the disclosure.

Comment No. 8: Reconsider cross references especially in the foreign securities risk discussion.

Response: The Registrant has revised the disclosure.

Comment No. 9: Revise “Purchase and Sale of Fund Shares” section to conform to new N-1A instructions and conform to other funds in the complex.

Response: The Registrant has revised the disclosure.

Comment No. 10: Remove extraneous language after investment objective in statutory prospectus.

Ms. Kimberly Browning

US Securities & Exchange Commission

September 8, 2020

Response: The Registrant has revised the disclosure.

Statement of Additional Information Comments

Comment No. 11: In the SAI, in sections discussing strategies and risks, it appears the Fund is either duplicating disclosure or duplicating and expand disclosure.

Response: The Registrant has reconsidered the disclosure and believes it is accurate and that for purposes of context, some disclosure must be repeated.

Comment No. 12: Conform recent disclosure changes in SAI to disclosure for other ETFs in this complex especially concerning derivatives.

Response: The Registrant has revised the disclosure. The Registrant does not use derivatives as an investment strategy. The Registrant uses some specific currency transactions when investing in foreign securities in foreign markets. This risk disclosure relates to that limited category of transactions.

Comment No. 13: Revisit prior comments concerning concentration and make policy to not concentrate fundamental.

Response: The Registrant has revised the disclosure as follows:

The Fund may not

Invest 25% or more of the total value of its assets in securities of issuers in a particular industry, except that the Fund will invest 25% or more of its assets in securities of issuers in the media and entertainment, software services and commercial/professional services industries; and this restriction shall not apply to obligations issued or guaranteed by the U.S. government, its agencies or instrumentalities.

The Registrant notes that the Fund does not invest with the intention of concentrating its investments into one or more industries. The Fund’s investment strategy is executed based on the Adviser’s analysis of activities conducted by the underlying portfolio companies and the Adviser’s assessment of how these activities relate to advertising and marketing technology.

Comment No. 14: Review disclosure concerning Codes of Ethics and confirm that the Codes of Ethics apply to cover investments in companies that are in the Fund’s portfolio.

Response: The Registrant has revised the disclosure.

Comment No. 15: Conform Trustee disclosure table to re-insert number of funds column.

Response: The Registrant has revised the disclosure.

Comment No. 16: Correct titles of officers.

Response: The Registrant has revised the disclosure.

Ms. Kimberly Browning

US Securities & Exchange Commission

September 8, 2020

Respectfully submitted,

/s/ Alexandra Alberstadt

Alexandra C. Alberstadt

Partner

ACA

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